First Amended
SAI Holdings, Inc.
Long-Term Incentive Stock Option Plan
as Assumed by

Dendrite International, Inc.

pursuant to the Acquisition Agreement dated September 19, 2002 by and among

Dendrite International, Inc.,

SAI Acquisition L.L.C.,

Software Associates International Inc.,

Software Associates International, LLC,

The Interpublic Group of Companies, Inc.,

IPG SAI Holding Corp.,

Shaleen Gupta

and

Derek Evans.

First Amended
SAI Holdings, Inc.
Long-Term Incentive Stock Option Plan

ARTICLE ONE

GENERAL

Section 1 - Purpose.

The purposes of this Long-Term Incentive Stock Option Plan (the “Plan”) are to: (1) closely associate the interests of the employees of SAI Holdings, Inc. (“Holdings”) and its subsidiaries, currently SAI Products, Inc. and Software Associates International, Inc., (collectively referred to as the “Company”) with the shareholders by reinforcing the relationship between participants’ rewards and shareholder gains; (2) provide selected employees with an equity or potential equity ownership in the Company to foster employee interest in and gain from successful Company performance; (3) provide flexibility in maintaining competitive compensation levels; and (4) provide an incentive to employees for continuous employment with the Company.

Section 2 - Administration.

The Plan shall be administered by an ISO Committee appointed by the Board of Directors of Holdings (the “Committee”) as constituted from time to time. The Committee shall have the authority, in its sole discretion, to:

(a)	Grant stock option awards in such form, upon such terms and conditions, and in such amounts as the Committee shall determine within the limits of the Plan.

(b)	Impose such limitations, restrictions, and conditions, to the extent not in direct conflict with the express terms of the Plan, as the Committee may deem appropriate.

(c)	Interpret the Plan and make all other determinations and take all other actions reasonably necessary or advisable for the implementation and administration of the Plan.

Decisions and determinations of the Committee on all matters relating to the Plan shall be in the Committee’s sole discretion and shall be final and binding. No member of the Committee shall be liable for any omission or any action taken or decision made in good faith relating to the Plan or any award thereunder.

Section 3 - Eligibility for Participation.

All employees of the Company (singularly “Employee”and collectively “Employees”) shall be eligible for participation in the Plan. The Committee shall select from among the Employees the individuals who shall receive awards under the Plan. In making such selections and determining the amounts and the terms and conditions of any awards under the Plan, the Committee shall consider any factors deemed relevant by the Committee, including but not limited to, the individual’s functions, responsibilities, value of services to the Company, and past and potential contributions to the Company’s long term profitability and sound growth. For purposes of this Plan, the “Employer”shall refer to Holdings or that subsidiary of Holdings which constitutes the primary employer of any employee granted an award under this Plan.

Section 4 - Types of Awards Under the Plan.

Awards under the Plan shall take the form of Incentive Stock Options.

Section 5 - Aggregate Limitation on Awards.

Shares of stock which may be issued under the Plan shall be authorized and unissued or treasury shares of Non-voting Common Stock of Holdings (“Stock”). The maximum number of shares of Stock which may be issued under the Plan shall be one million (1,000,000) shares. For purposes of calculating the maximum number of shares of Stock which may be issued under the Plan all the shares of Stock issued (including the shares, if any, withheld for tax withholding requirements) shall be counted when cash is used as full payment for shares issued upon exercise of an Incentive Stock Option. Any shares of Stock subject to an Incentive Stock Option that for any reason is terminated unexercised or expires shall again be available for issuance under the Plan.

Section 6 - Effective Date and Term of Plan.

The Plan shall become effective on the date approved by the holders of a majority of shares of issued and outstanding Holdings voting common stock. The Plan shall remain in effect for ten (10) years from the date it becomes effective unless earlier terminated by the Board of Directors of Holdings.

ARTICLE TWO

INCENTIVE STOCK OPTIONS

Section 1 - Award of Incentive Stock Options.

The Committee may, from time to time and subject to the provisions of the Plan and such other terms and conditions as the Committee may prescribe (not in conflict with the requirements of the Plan), grant to any Employee one or more incentive stock options (intended to qualify as such under the provisions of Section 422 of the Internal Revenue Code of 1986, as amended, “Incentive Stock Options”) to purchase for cash the number of shares of Stock allotted by the Committee. The date an Incentive Stock Option is granted (the “Grant Date”) shall mean the date selected by the Committee as of which the Committee allots a specific number of shares of Stock to an Employee pursuant to the Plan.

Section 2 - Incentive Stock Option Agreements.

The grant of an Incentive Stock Option shall be evidenced by a written Incentive Stock Option Agreement (the “Option Agreement”), executed by the Company and the holder of an Incentive Stock Option (the “Optionee”), stating the number of shares of Stock subject to the Incentive Stock Option evidenced thereby, and in such form as the Committee may from time to time (and award to award) determine.

Section 3 - Incentive Stock Option Price.

The option price per share of Stock deliverable upon the exercise of an Incentive Stock Option (the “Option Price”) shall be one hundred (100%) percent of the Fair Market Value of a share of Stock on the date the Incentive Stock Option is granted. Notwithstanding the immediately preceding sentence, if an Incentive Stock Option is granted to an Employee who holds more than ten (10%) percent of the total combined voting power of all classes of stock of Holdings or any direct or indirect parent or subsidiary of Holdings, the Option Price under the immediately preceding sentence shall be one hundred ten (110%) percent rather than one hundred (100%) percent. In determining what stock is held by an Employee for purposes of the preceding sentence, the attribution of stock ownership rules of Section 424(d) of the Internal Revenue Code of 1986, as amended (the “Code”), shall apply.

Section 4 - Term and Exercise.

Each Incentive Stock Option shall be partially and/or fully exercisable at such time or times as are specified in the Option Agreement, provided however, that each Incentive Stock Option shall be fully exercisable no later than nine years from the Grant Date if the Employee is still an Employee nine years from the Grant Date. Each Incentive Stock Option may be exercised during a period not to exceed ten (10) years from the Grant Date (the “Option Term”) without regard to when such Incentive Stock Option first becomes exercisable in whole or in part. No Incentive Stock Option shall be exercisable after the expiration of its Option Term.

Section 5 - Death of Optionee.

Upon the death of an Optionee, any Incentive Stock Option exercisable as a result of the death of the Optionee pursuant to the Option Agreement or exercisable on the date of death of the Optionee shall remain exercisable during the Option Term by the Optionee’s estate or the person who acquires the right to exercise such Incentive Stock Option by bequest or inheritance or by reason of the death of the Optionee. The provisions of this Section 5 shall apply notwithstanding the fact that the Optionee’s employment may have terminated prior to the Optionee’s death but only to the extent of any Incentive Stock Options exercisable on the Optionee’s date of death.

Section 6 - Disability.

Upon the termination of the Optionee’s employment with the Company by reason of permanent disability or retirement (as each is determined by the Committee), the Optionee may, within twenty four (24) months from the date of such termination of employment (but not beyond the Option Term), exercise any Incentive Stock Option(s) to the extent such Incentive Stock Option(s) were exercisable at the date of such termination of employment. Notwithstanding the foregoing, the tax treatment available pursuant to Section 422 of the Code upon the exercise of an Incentive Stock Option will not be available to an Optionee who exercises any Incentive Stock Option(s) more than (i) twelve (12) months after the date of termination of employment due to a permanent disability as defined in Section 22(e)(3) of the Code or (ii) three (3) months after the date of termination of employment due to retirement. Note that the Committee is not bound by the definition of “disability”contained in Section 22(e)(3) of the Code. Hence, individuals may be treated as permanently disabled under the Plan without being permanently disabled under the definition contained in Section 22(e)(3) and vice versa.

Section 7 - Termination for Cause.

If an Optionee’s employment with the Company is terminated “for cause”(as defined below) all Incentive Stock Options held by such Optionee shall terminate upon the termination of the Optionee’s employment.

Section 8 - Definition of For Cause.

For the purposes of this Agreement, a termination of an Optionee’s employment shall be considered as a termination of “For Cause” if:

(a)	The Optionee is convicted of (irrespective of whether or not such conviction is final and non-appealable) or pleads guilty to any felony or any act of fraud, misappropriation or embezzlement.

(b)	The Board of Directors of Holdings determines in good faith business judgment that the Optionee has engaged in conduct or activities materially damaging to the reputation or business of the Company (it being understood, however, that neither conduct nor activities pursuant to the Optionee’s exercise of good faith business judgment nor unintentional physical damage to any property of the Company shall be a ground for such a determination).

(c)	The Board of Directors of Holdings determines in its good faith business judgment that the Optionee has engaged in conduct or activities which constitute a material breach of the Optionee’s duties or obligations as an officer or employee of the Company (it being understood, however, that neither conduct nor activities pursuant to the Optionee’s exercise of good faith business judgment nor a material breach occurring despite a Optionee’s application of the Optionee’s reasonable best efforts in an attempt to comply with such Optionee’s duties and obligations shall be a ground for such a determination). A breach of the Optionee’s contractual or legal obligations concerning the disclosure of confidential information or trade secrets of the Company or Optionee’s engaging in competition with the Company in violation of legal or contractual obligations prohibiting such competition shall be deemed to be a material breach of the Optionee’s duties and obligations under this paragraph.

(d)	The Optionee has failed and continues to fail, without reasonable cause, to devote full business time and the Optionee’s best efforts to the business of the Employer and after notice from the Employer of such failure the Optionee continues in such failure.

(e)	The Optionee shall, other than by reason of death or disability, voluntarily terminate his or her employment with the Employer without one (1) month advance written notice of the Optionee’s intent to terminate his or her employment to the Employer.

Section 9 - Termination for Other Reasons.

Except as provided in Sections 5, 6, and 7 of this Plan, above, all Incentive Stock Options shall terminate three (3) months following the termination of the Optionee’s employment with the Company.

Section 10 —Manner of Payment.

Each Option Agreement shall set forth the procedure governing the exercise of the Incentive Stock Option granted thereunder, and shall provide that, upon such exercise in respect of any shares of Stock subject thereto, the Optionee shall pay to the Company, in full, the Option Price for such shares with cash.

ARTICLE THREE

COUPLED CASH AWARDS

Section 1 - Award of Cash Payment Rights.

Concurrently with the award of any Incentive Stock Option, the Committee (in its sole discretion and unlimited by any standard) may cause the inclusion in the Option Agreement of an award of cash, payable upon the Optionee’s exercise of the Option, not to exceed an amount equal to 166% of the total Option Price for the shares of Stock subject to the Incentive Stock Option under the Option Agreement.

ARTICLE FOUR

NON-QUALIFIED OPTIONEE, CASH IN LIEU OF STOCK

Section 1 - Award of Cash in Lieu of Stock.

Each award under the Plan (and each Option Agreement reflecting each such award) shall require that if at the time of exercise of all or any portion of the Incentive Stock Option Holdings shall be an S Corporation under the Code and shall not have entered into a binding contractual commitment to enter into a transaction which, if completed, would terminate Holdings status as an S Corporation (or issued a written notice of intent to the Optionee as to Holdings’ intent to enter into such a contractual commitment or transaction), then upon exercise of an Incentive Stock Option an Optionee shall receive a cash award in lieu of Stock if the Optionee’s ownership of Stock would cause Holdings’ status as an S Corporation under the Code to terminate.

ARTICLE FIVE

MISCELLANEOUS

Section 1 - General Restriction.

Each award under the Plan shall be subject to the requirement that, if at any time the Committee shall determine that (i) the listing, registration or qualification of the shares of Stock subject or related thereto upon any securities exchange or under any state or Federal law, or (ii) the consent or approval of any government regulatory body, or (iii) an agreement by the grantee of any award with respect to the disposition of shares of Stock, is necessary or desirable as a condition of, or in connection with, the granting of such award or the issue or purchase of shares of Stock thereunder, such award shall not be consummated in whole or in part unless such listing, registration, qualification, consent, approval or agreement shall have been effected or obtained free of any conditions not acceptable to the Committee. It is generally anticipated that any Optionee will be required pursuant to the Option Agreement to enter into an agreement substantially in the form of the SAI Holdings, Inc. Nonvoting Shareholders’ Agreement entered into concurrently with the adoption of this Plan, as such agreement may be amended from time to time. A copy of such Shareholders’Agreement in its current for is attached hereto as Exhibit A.

Section 2 - Non-Assignability.

No award under the Plan, or any legal or equitable interest therein, shall be assignable or transferable by the Optionee thereof (whether voluntarily or involuntarily), except by will or by the laws of descent and distribution. During the life of the Optionee, such award shall be exercisable only by such person or by such person’s guardian or legal representative.

Section 3 - Withholding Taxes.

Whenever the Company issues or transfers shares of Stock under the Plan, the Company shall have the right to require the grantee to remit to the Company an amount sufficient to satisfy any Federal, state and/or local withholding tax requirements prior to the delivery of any certificate or certificates for such shares. Alternatively, the Company may, at its sole option, issue or transfer such shares of Stock net of the number of shares sufficient to satisfy the withholding tax requirements. For withholding tax purposes the shares of Stock shall be valued at their Fair Market Value on the date the withholding obligation is incurred.

Section 4 - Right to Terminate Employment.

NOTHING IN THE PLAN OR IN ANY OPTION AGREEMENT ENTERED INTO PURSUANT TO THE PLAN SHALL CONFER UPON ANY EMPLOYEE THE RIGHT TO CONTINUE IN THE EMPLOYMENT OF THE COMPANY OR AFFECT ANY RIGHT WHICH THE COMPANY MAY HAVE TO TERMINATE THE EMPLOYMENT OF SUCH EMPLOYEE AT ANY TIME FOR ANY REASON OR FOR NO REASON AT ALL.

Section 5 - Non-Uniform Determinations.

The Committee’s determinations under the Plan (including without limitation, determinations as to whom should receive awards; the amounts, form, terms, conditions, and timing of any awards; the terms, conditions, and provisions of any Option Agreements; and any waivers or modifications or waivers of any terms, conditions or provisions of any Option Agreements) need not be uniform and may be made by the Committee selectively among Employees whether or not such persons are similarly situated. Notwithstanding the preceding sentence, the Committee is not authorized to make determinations contrary to the express terms of the Plan.

Section 6 - Rights as a Shareholder.

The recipient of any award or Incentive Stock Option under this Plan shall have no rights as a shareholder with respect to such award or Incentive Stock Option unless and until the certificates for shares of stock are issued to him or her.

Section 7 - Definitions.

In this Plan the following definitions shall apply:

(a)	“Subsidiary” means any corporation of which, at the time, more than fifty (50%) of the shares of stock entitled to vote generally in an election of directors are owned by SAI Holdings, Inc. or any subsidiary thereof.

(b)	“Fair Market Value” as of any date in respect of any share of Stock if such Stock is traded on a national stock exchange means the closing price on such date or on the next business day, if such date is not a business day, of a share of Stock reflected in the tables of The Wall Street Journal or any other publication selected by the Committee, provided that if no shares of Stock have been traded on such national stock exchange for more than ten (10) days immediately preceding such date or if deemed appropriate by the Committee for any other reason, the Fair Market Value of shares of Stock shall be as determined by the Committee in such other manner as it may deem appropriate in accordance with a good faith effort to determine the Fair Market Value of such stock as of such date. In no event shall the fair market value of any share of the Stock be less than its par value.

Section 8 - Leaves of Absence.

The Committee shall be entitled to make such rules, regulations, and determinations as it deems appropriate under the Plan in respect of any leave of absence taken by the recipient of any award under the Plan. Without limiting the generality of the foregoing, the Committee shall be entitled to determine (i) whether or not any such leave of absence shall constitute a termination of employment within the meaning of the Plan and (ii) the impact, if any, of such leave of absence on awards under the Plan theretofore made to any recipient who takes such leave of absence. Notwithstanding the foregoing, the tax treatment available pursuant to Section 422 of the Code upon the exercise of an Incentive Stock Option may not be available to an Optionee who exercises any Incentive Stock Option more than three months after beginning a leave of absence if such leave is determined by the Internal Revenue Service (the “IRS”) not to have been due to military, sick leave, or some other bona fide reason (such as temporary employment with a Government). In addition, if the period of such leave of absence exceeds ninety (90) days and the Optionee’s right to reemployment is not guaranteed either by statute or by contract, such Optionee’s employment may deemed by the IRS to have terminated on the 91st day of such leave so that the tax treatment available pursuant to Section 422 of the Code upon the exercise of an Incentive Stock Option may not be available to an Optionee who exercises any Incentive Stock Option more than ninety days and three months after beginning such leave of absence.

Section 9 - Newly Eligible Employees.

The Committee shall be entitled to make such rules, regulations and determinations as it deems appropriate under the Plan (but not contrary to the express terms of the Plan) in respect of any Employee who becomes eligible to participate in the Plan or any portion thereof after the commencement of an award or incentive period.

Section 10 - Adjustments.

In the event of any change in the outstanding Stock by reason of a stock dividend or distribution, recapitalization, merger, consolidation, split-up, split-off, combination, exchange of shares or the like, the Committee may appropriately adjust the number of shares of Stock which may be issued under the Plan, the number of shares of Stock subject to Incentive Stock Options theretofore granted under the Plan, the total Option Price for shares of stock subject to Incentive Stock Options theretofore granted under the Plan, and any and all other matters deemed appropriate by the Committee.

Section 11 - Amendment of the Plan.

The Committee may, without further action by the shareholders of the Company and without receiving further consideration from the Optionees, amend this Plan or condition or modify awards under this Plan in response to changes in securities or other laws or rules, regulations or regulatory interpretations thereof applicable to this Plan or to comply with any applicable stock exchange rules or requirements. In addition, the Committee may at any time and from time to time terminate or modify or amend the Plan in any respect, except that without shareholder approval the Committee may not (i) increase the maximum number of shares of Stock which may be issued under the Plan (other than increases pursuant to Section 10 of this Article Five of the Plan), (ii) extend the period during which any Incentive Stock Option may be granted or exercised pursuant to the terms of the Plan, or (iii) extend the term of the Plan. The termination or any modification of the Plan, except as provided in the first sentence of this Section 11 of this Article Five of the Plan, shall not without the consent of an Optionee affect his or her rights under an Incentive Stock Option previously granted to him or her or pursuant to an Option Agreement previously entered into with him or her.

Section 12 - Governing Law.

The laws of the State of New Jersey shall govern the construction, interpretation, and implementation of this Grant without regard to New Jersey law regarding conflicts of law. Notwithstanding the preceding sentence, the laws of the State of Nevada shall apply where by their terms they are required to apply (such as to the issue of whether or not a sale of Stock is subject to a registration requirement in Nevada).